Embassy Bancorp, Inc.
100 Gateway Drive
Bethlehem, PA 18107

December 13, 2024

VIA EDGAR

William Schroeder and Ben Phippen
United States Securities and Exchange Commission
Division of Corporation Finance – Office of Finance
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Schroeder and Mr. Phippen:

The Board of Directors and management have received the limited review report for the Embassy Bancorp, Inc. Form 10-K for Fiscal Year ended December 31, 2023 (File No. 000-53528) prepared by the Division of Corporate Finance dated December 4, 2024. The following should provide updated information with respect to the item addressed in the limited review letter:

Form 10-K filed March 28, 2024

Capital Resources and Adequacy, page 46:

> As recommended, management will remove the presentation of the Non-GAAP tangible book value per share measure from future filings, in accordance with Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Furthermore, we confirm that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

On behalf of the Board of Directors and the Embassy Bancorp, Inc. management, we appreciate the communications provided in the limited review report. Please contact either of us should you require additional information.

Sincerely,

By: /s/ David M. Lobach   By: /s/ Judith A. Hunsicker
Chairman, President, and CEO   FEO, COO, CFO